Exhibit 15.1

Acknowledgement of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

YUM! Brands, Inc.:

We acknowledge our awareness of the use of our report dated April 29, 2013, included within the Quarterly Report on Form 10-Q of YUM! Brands, Inc. for the twelve weeks ended March 23, 2013, related to our review of interim financial information and incorporated herein by reference.

Pursuant to Rule 436 under the Securities Act of 1933 (the Act), such report is not considered part of a registration statement prepared or certified by an independent registered public accounting firm, or a report prepared or certified by an independent registered public accounting firm within the meaning of Sections 7 and 11 of the Act.

/s/ KPMG LLP

Louisville, Kentucky

April 29, 2013